Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-59415

             Prospectus Supplement to Prospectus Dated May 26, 1995

                                  $200,000,000

                           COMMERCIAL CREDIT COMPANY
                       5 7/8% NOTES DUE JANUARY 15, 2003

                             ---------------------

    Commercial Credit Company (the "Company") is offering $200,000,000 principal amount of its 5 7/8% Notes due January 15, 2003 (the "Notes"). Interest on the Notes is payable on January 15 and July 15, commencing July 15, 1996. The Notes may not be redeemed prior to maturity. See "Description of Notes."

    The Notes will be issued in fully registered form only in denominations of $1,000 or integral multiples thereof. The Notes will be initially represented by one or more global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes--Book-Entry Notes."

    Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
                 SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                   Underwriting
                                                       Price to                   Discounts and              Proceeds to
                                                      Public (1)                 Commissions (2)           Company (1) (3)
                                                      ----------                 ---------------           ---------------
Per Note................................                99.845%                       .394%                    99.451%
Total...................................              $199,690,000                   $788,000                $198,902,000


 1.  Plus accrued interest from January 15, 1996 to the date of delivery.
 2. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
 3.  Before deducting expenses payable by the Company estimated to be $75,000.

                             ---------------------

    The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company, delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of DTC on or about January 23, 1996, against payment in immediately available funds.

                             ---------------------

                              UBS SECURITIES INC.
January 18, 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

                              -------------------

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at December 31, 1995 and as adjusted to give effect to the issuance and sale of the Notes and the application of the proceeds therefrom to the repayment of short-term borrowings, as if such transactions had occurred on December 31, 1995.

                                                                           AT DECEMBER 31, 1995
                                                                        --------------------------
                                                                        OUTSTANDING    AS ADJUSTED
                                                                        -----------    -----------
                                                                          (DOLLARS IN MILLIONS)
Debt:
  Certificates of deposit............................................    $    98.3      $    98.3
  Short-term borrowings..............................................      1,394.2        1,194.2
  Long-term debt.....................................................      5,200.0        5,400.0
                                                                        -----------    -----------
      Total debt.....................................................    $ 6,692.5      $ 6,692.5
                                                                        -----------    -----------
Stockholder's equity:
  Common stock ($.01 par value)--1,000
    shares authorized: issued--1 share...............................        --             --
  Additional paid-in capital.........................................        163.5          163.5
  Retained earnings..................................................        984.4          984.4
  Other..............................................................         15.0           15.0
                                                                        -----------    -----------
      Total stockholder's equity.....................................      1,162.9        1,162.9
                                                                        -----------    -----------
Total capitalization.................................................    $ 7,855.4      $ 7,855.4
                                                                        ===========    ===========

                       RATIO OF EARNINGS TO FIXED CHARGES

Caption>
                                                    NINE MONTHS
                                                       ENDED              YEAR ENDED DECEMBER 31,
                                                   SEPTEMBER 30,    ------------------------------------
                                                       1995         1994    1993    1992    1991    1990
                                                   -------------    ----    ----    ----    ----    ----
 Ratio of earnings to fixed charges.............        1.70        1.83    2.09    2.12*   1.67    1.54

------------

* Included in earnings from continuing operations before income taxes (used in the computation above) are net gains of $47.0 million resulting from the sale of stock of Inter-Regional Financial Group, Inc., the sale of the Company's investment in the common stock of Musicland Stores Corporation and the sale of 50% of Commercial Insurance Resources, Inc. Without giving effect to these net gains, the ratio of earnings to fixed charges for 1992 would have been 1.99.

    The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations before income taxes and fixed charges by the fixed charges. For purposes of these ratios, fixed charges consist of interest expense and that portion of rentals deemed representative of the appropriate interest factor.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Notes will be added to its general corporate funds and may be used to reduce or refinance other borrowings, for investments or for general corporate purposes. In order to fund its financial services business, the Company expects to incur additional indebtedness in the future.

                              DESCRIPTION OF NOTES

    The following description of the terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements the description of the general terms of Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference thereto and to the Indenture referred to therein.

    The Notes will be limited to $200,000,000 in aggregate principal amount, as a result of which, as of January 18, 1996, $150,000,000 aggregate principal amount of Securities remains currently available to be offered by the Company under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Company has filed a new Registration Statement with the Securities and Exchange Commission relating to an additional $1.0 billion of debt securities to be offered by the Company from time to time. The new Registration Statement has not been declared effective. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Notes will be issued in the form of one or more global notes (each, a "Book-Entry Note") registered in the name of DTC or its nominee, as described below. The Notes will bear interest from January 15, 1996, at the annual rate set forth on the cover page of this Prospectus Supplement. The Notes will mature on January 15, 2003. Interest on the Notes will be payable semiannually on January 15 and July 15, commencing July 15, 1996, to the persons in whose names the Notes are registered at the close of business on the preceding December 31 or June 30, respectively. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

    Principal of and interest on the Notes will be payable at the office or agency of the Company to be maintained in the Borough of Manhattan, The City of New York, initially at the Corporate Trust Office of the Trustee, 111 Wall Street, Fifth Floor, New York, New York; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Notes. Notwithstanding the foregoing, payments of principal of and interest on Book-Entry Notes will be made as described below.

    The Indenture permits the defeasance of Securities upon the satisfaction of the conditions described under "Description of Securities--Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

BOOK-ENTRY NOTES

    The Notes will initially be issued in the form of one or more Book-Entry Notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, Book-Entry Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

    Principal and interest payments on the Notes represented by one or more Book-Entry Notes will be made by the Company to DTC or its nominee, as the case may be, as the registered owner of the related Book-Entry Note or Notes. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of Book-Entry Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Book-Entry Notes as shown on the records of DTC. Neither the Company nor the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of Book-Entry

Notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

    If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in certificated form in exchange for beneficial interests in the Book-Entry Notes. In addition, the Company may at any time determine not to have its Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for beneficial interests in Book-Entry Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Same-Day Funds Settlement System of DTC until maturity, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Terms Agreement dated January 18, 1996, which incorporates by reference the Underwriting Agreement Basic Provisions dated November 28, 1989 (together, the "Underwriting Agreement"), the Company has agreed to sell to UBS Securities Inc. (the "Underwriter"), and the Underwriter has agreed to purchase, the entire principal amount of the Notes.

    The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is committed to take and pay for all of the Notes if any are taken.

    The Underwriter proposes to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .300% of the principal amount under the public offering price. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount to certain other dealers.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

    The Underwriter and its affiliates may engage in transactions (which may include commercial banking transactions) with and perform services for the Company or one or more of its affiliates in the ordinary course of business.

    This Prospectus Supplement, together with the Prospectus, may also be used by Smith Barney Inc. ("Smith Barney"), an affiliate of the Company, in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Smith Barney may act as principal or agent in such transactions.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein, in reliance upon the report (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 consolidated financial statements and schedules refers to changes in the Company's method of accounting for certain investments in debt and equity securities in 1994, methods of accounting for postretirement benefits other than pensions and accounting for postemployment benefits in 1993, and method of accounting for income taxes in 1992.

                                 LEGAL OPINIONS

    The validity of the Notes offered hereby will be passed upon for the Company by Charles O. Prince, III, Esq., as counsel for the Company, 388 Greenwich Street, New York, New York 10013 and for the Underwriter by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019-6092. Mr. Prince, Senior Vice President, General Counsel and Secretary of the Company, beneficially owns, or has rights to acquire under Travelers Group Inc. (formerly The Travelers Inc.) employee benefit plans, an aggregate of less than 1% of the common stock of Travelers Group Inc. Dewey Ballantine has from time to time acted as counsel for Travelers Group Inc. and certain of its subsidiaries and may do so in the future.

No dealer, salesperson or any other person
has been authorized to give any information             $200,000,000
or to make any representations not
contained in this Prospectus Supplement or
the Prospectus and, if given or made, such            COMMERCIAL CREDIT
information or representations must not be                 COMPANY
relied upon as having been authorized
by the Company or the Underwriter. This
Prospectus Supplement and the Prospectus do
not constitute an offer to sell or a
solicitation of an offer to buy any of the
securities offered hereby in any             5 7/8% NOTES DUE JANUARY 15, 2003
jurisdiction to any person to whom it is
unlawful to make such offer in such
jurisdiction. Neither the delivery of this
Prospectus Supplement or the Prospectus nor
any sale made hereunder shall, under any             ---------------------
circumstances, create any implication that
the information herein is correct as                 PROSPECTUS SUPPLEMENT
of any time subsequent to the date hereof
or that there has been no change in                    JANUARY 18, 1996
the affairs of the Company since such date.
                                                     ---------------------




           TABLE OF CONTENTS

         PROSPECTUS SUPPLEMENT

                                       Page
                                       ---

Capitalization......................   S-2
                                                      UBS SECURITIES INC.
Ratio of Earnings to Fixed Charges..   S-2

Use of Proceeds.....................   S-3

Description of Notes................   S-3

Underwriting........................   S-4

Experts.............................   S-5

Legal Opinions......................   S-5

                 PROSPECTUS

Available Information..............     2

Incorporation of Certain Documents
 by Reference......................     3

The Company........................     3

Use of Proceeds....................     4

Ratio of Earnings to Fixed Charges.     4

Description of Securities..........     4

Plan of Distribution...............    11

ERISA Matters......................    12

Experts............................    12

Legal Matters......................    12